# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### WASHINGTON, D.C.  20549

_____

## FORM 10-Q

(Mark One)

[X]  QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended <u>March 31, 2004</u>

OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____   to   _____

_____

**Commission File Number:     1-12991**
_____

**BancorpSouth, Inc.**
*(Exact name of registrant as specified in its charter)*

| **Mississippi** | **64-0659571** |
|---|---|
| *(State or other jurisdiction of incorporation or organization)* | *(IRS Employer Identification No.)* |

| **One Mississippi Plaza, 201 South Spring Street, Tupelo, Mississippi** | **38804** |
|---|---|
| (Address of principal executive offices) | (Zip Code) |

**(662) 680-2000**
(Registrant's telephone number, including area code)

**NOT APPLICABLE**
(Former name, former address, and former fiscal year, if changed since last year)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes <u>X</u> No ___

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act). Yes <u>X</u> No ___

As of May 3, 2004, the Registrant had outstanding 77,212,281 shares of common stock, par value $2.50 per share.

# BANCORPSOUTH, INC.
## CONTENTS

## FORWARD-LOOKING STATEMENTS

Certain statements contained in this Report may not be based on historical facts and are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by reference to a future period(s) or by the use of forward-looking terminology, such as "anticipate," "believe," "estimate," "expect," "foresee," "may," "might," "will," "intend," "could," "would" or "plan," or future or conditional verb tenses, and variations or negatives of such terms. These forward-looking statements include, without limitation, those relating to BancorpSouth's financial products and services, liquidity, asset quality, net income, net interest revenue, mortgage servicing rights, life insurance premium revenue, loan growth and demand, maturing loans and investment securities, loans held for sale, operating activities, core deposits, credit quality and credit losses, deposit withdrawals, net interest margin, equipment and telecommunications expenses, future acquisitions, the effect of certain legal claims, indirect automobile sales financing and certain high risk consumer loans, additional share repurchases under BancorpSouth's April 2003 stock repurchase program, capital resources, prepayment of BancorpSouth's junior subordinated debt securities, off-balance sheet commitments and other arrangements to extend credit and BancorpSouth's future growth and profitability. We caution you not to place undue reliance on the forward-looking statements contained in this Report, in that actual results could differ materially from those indicated in such forward-looking statements due to a variety of factors. These factors include, but are not limited to, changes in BancorpSouth's operating or expansion strategy, changes in economic conditions, the ability to maintain asset and credit quality, prevailing interest rates and government fiscal and monetary policies, effectiveness of BancorpSouth's interest rate hedging strategies, the ability of BancorpSouth's borrowers to repay loans, changes in laws and regulations affecting financial institutions, the ability of BancorpSouth to identify and integrate acquisitions and investment opportunities, performance of WMS, L.L.C. and Ramsey, Krug, Farrell & Lensing, Inc., the ability of BancorpSouth to manage its growth and effectively serve an expanding customer and market base, geographic concentrations of assets, availability of and costs associated with obtaining adequate and timely sources of liquidity, competition from other financial services companies, the ability of BancorpSouth to repurchase its common stock on favorable terms, the effect of pending or future legislation, possible adverse rulings, judgments, settlements and other outcomes of pending or threatened litigation, other factors generally understood to affect the financial results of financial services companies and other factors detailed from time to time in BancorpSouth's press releases and filings with the Securities and Exchange Commission. We undertake no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date of this Report.

**PART I**
**FINANCIAL INFORMATION**
**ITEM 1.  FINANCIAL STATEMENTS.**

BANCORPSOUTH, INC.
Consolidated Condensed Balance Sheets

| | March 31, 2004 | December 31, 2003 |
|---|---|---|
| | (Unaudited) | (1) |
| | (In thousands) | |
| ASSETS | | |
| Cash and due from banks | $329,876 | $369,699 |
| Interest bearing deposits with other banks | 199,820 | 9,327 |
| Held-to-maturity securities, at amortized cost | 1,320,134 | 1,091,991 |
| Available-for-sale securities, at fair value | 1,906,746 | 1,989,690 |
| Federal funds sold and securities | | |
| purchased under agreement to resell | 72,511 | 67,293 |
| Loans | 6,284,805 | 6,267,257 |
| Less:  Unearned discount | 31,849 | 34,190 |
| Allowance for credit losses | 91,327 | 92,112 |
| Net loans | 6,161,629 | 6,140,955 |
| Loans held for sale | 40,759 | 74,669 |
| Premises and equipment, net | 212,797 | 212,216 |
| Goodwill | 59,671 | 59,671 |
| Other assets | 278,486 | 289,524 |
| TOTAL ASSETS | $10,582,429 | $10,305,035 |
| | | |
| LIABILITIES | | |
| Deposits: | | |
| Demand:  Noninterest bearing | $1,320,812 | $1,286,607 |
| Interest bearing | 2,704,473 | 2,524,159 |
| Savings | 788,679 | 779,298 |
| Other time | 4,067,151 | 4,009,064 |
| Total deposits | 8,881,115 | 8,599,128 |
| Federal funds purchased and securities | | |
| sold under agreement to repurchase | 416,222 | 437,014 |
| Junior subordinated debt securities | 128,866 | 128,866 |
| Long-term debt | 138,170 | 138,498 |
| Other liabilities | 135,068 | 132,623 |
| TOTAL LIABILITIES | 9,699,441 | 9,436,129 |
| | | |
| SHAREHOLDERS' EQUITY | | |
| Common stock, $2.50 par value | | |
| Authorized - 500,000,000 shares, Issued - 77,382,369 and | | |
| 77,926,645 shares, respectively | 193,456 | 194,817 |
| Capital surplus | 43,833 | 43,344 |
| Accumulated other comprehensive income | 27,598 | 14,298 |
| Retained earnings | 618,101 | 616,447 |
| TOTAL SHAREHOLDERS' EQUITY | 882,988 | 868,906 |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | $10,582,429 | $10,305,035 |

(1)  Derived from audited financial statements.

See accompanying notes to consolidated condensed financial statements.

BANCORPSOUTH, INC.
Consolidated Condensed Statements of Income
(Unaudited)

| | Three months ended March 31, | |
| | 2004 | 2003 |
| | (In thousands, except for per share amounts) | |
|---|---|---|
| **INTEREST REVENUE:** | | |
| Loans | $92,250 | $104,546 |
| Deposits with other banks | 128 | 84 |
| Federal funds sold and securities purchased under agreement to resell | 697 | 2,307 |
| Held-to-maturity securities: | | |
| Taxable | 10,112 | 13,602 |
| Tax-exempt | 1,796 | 2,216 |
| Available-for-sale securities: | | |
| Taxable | 15,688 | 12,127 |
| Tax-exempt | 1,759 | 2,094 |
| Loans held for sale | 756 | 706 |
| Total interest revenue | 123,186 | 137,682 |
| | | |
| **INTEREST EXPENSE:** | | |
| Deposits | 33,918 | 40,544 |
| Federal funds purchased and securities sold under agreement to repurchase | 1,063 | 2,355 |
| Other | 4,723 | 4,639 |
| Total interest expense | 39,704 | 47,538 |
| Net interest revenue | 83,482 | 90,144 |
| Provision for credit losses | 4,015 | 6,522 |
| Net interest revenue, after provision for credit losses | 79,467 | 83,622 |
| | | |
| **NONINTEREST REVENUE:** | | |
| Mortgage lending | (1,141) | 4,854 |
| Service charges | 14,318 | 13,654 |
| Life insurance premiums | 562 | 961 |
| Trust income | 1,686 | 1,486 |
| Security gains, net | 618 | 13,556 |
| Insurance commissions | 14,458 | 6,387 |
| Other | 15,539 | 11,411 |
| Total noninterest revenue | 46,040 | 52,309 |
| | | |
| **NONINTEREST EXPENSE:** | | |
| Salaries and employee benefits | 50,036 | 42,754 |
| Occupancy, net of rental income | 5,956 | 5,580 |
| Equipment | 5,460 | 6,003 |
| Telecommunications | 1,838 | 1,860 |
| Other | 22,716 | 20,719 |
| Total noninterest expense | 86,006 | 76,916 |
| Income before income taxes | 39,501 | 59,015 |
| Income tax expense | 12,336 | 19,867 |
| Net income | $27,165 | $39,148 |
| | | |
| Earnings per share: Basic | $0.35 | $0.51 |
| Diluted | $0.35 | $0.50 |
| | | |
| Dividends declared per common share | $0.18 | $0.16 |

See accompanying notes to consolidated condensed financial statements.

## BANCORPSOUTH, INC.
### Consolidated Condensed Statements of Cash Flows
#### (Unaudited)

| | Three Months Ended March 31, | |
| --- | --- | --- |
| | 2004 | 2003 |
| | (In thousands) | |
| Net cash provided by operating activities | $81,216 | $122,574 |
| | | |
| Investing activities: | | |
| Proceeds from calls and maturities of held-to-maturity securities | 94,583 | 129,319 |
| Proceeds from calls and maturities of available-for-sale securities | 82,729 | 155,407 |
| Proceeds from sales of held-to-maturity securities | 1,851 | - |
| Proceeds from sales of available-for-sale securities | 489,953 | 738,167 |
| Purchases of held-to-maturity securities | (325,536) | (800,293) |
| Purchases of available-for-sale securities | (471,326) | (319,702) |
| Net increase in short-term investments | (5,218) | (164,227) |
| Net (increase) decrease in loans | (22,832) | 52,522 |
| Purchases of premises and equipment | (6,834) | (7,194) |
| Proceeds from sale of premises and equipment | 448 | 2,530 |
| Other, net | (3,617) | (10,785) |
| Net cash used in investing activities | (165,799) | (224,256) |
| | | |
| Financing activities: | | |
| Net increase in deposits | 281,987 | 140,433 |
| Net decrease in short-term debt and other liabilities | (19,950) | (3,564) |
| Repayment of long-term debt | (328) | (307) |
| Issuance of common stock | 605 | 457 |
| Purchase of common stock | (13,033) | (7,321) |
| Payment of cash dividends | (14,028) | (12,416) |
| Net cash provided by financing activities | 235,253 | 117,282 |
| | | |
| Increase in cash and cash equivalents | 150,670 | 15,600 |
| Cash and cash equivalents at beginning of period | 379,026 | 361,983 |
| Cash and cash equivalents at end of period | $529,696 | $377,583 |

See accompanying notes to consolidated condensed financial statements.

# BANCORPSOUTH, INC.
## Notes to Consolidated Condensed Financial Statements
### (Unaudited)

## NOTE 1 – BASIS OF FINANCIAL STATEMENT PRESENTATION AND PRINCIPLES OF CONSOLIDATION

The accompanying unaudited consolidated condensed financial statements have been prepared in accordance with the accounting policies in effect as of December 31, 2003, as set forth in the annual consolidated financial statements of BancorpSouth, Inc. (the "Company") as of such date. In the opinion of management, all adjustments necessary for a fair presentation of the consolidated condensed financial statements have been included and all such adjustments were of a normal recurring nature. The results of operations for the three-month period ended March 31, 2004 is not necessarily indicative of the results to be expected for the full year. Certain 2003 amounts have been reclassified to conform with the 2004 presentation.

The consolidated condensed financial statements include the accounts of the Company and its wholly-owned subsidiary, BancorpSouth Bank (the "Bank"), and the Bank's wholly-owned subsidiaries, Century Credit Life Insurance Company, Personal Finance Corporation, BancorpSouth Insurance Services, Inc., BancorpSouth Investment Services, Inc. and BancorpSouth Municipal Development Corporation. BancorpSouth Capital Trust I (the "Trust"), a business trust, was treated as a subsidiary of the Company for financial reporting purposes until the adoption of the transition guidance of Financial Accounting Standards Board Interpretation No. 46 (revised December 2003) ("FIN 46R"), "Consolidation of Variable Interest Entities," for investment in special-purpose entities on December 31, 2003, at which time the Company deconsolidated the Trust from its financial statements. See "Note 6 – Junior Subordinated Debt Securities" to Consolidated Condensed Financial Statements.

At March 31, 2004, the Company had two stock-based employee compensation plans, which were the 1994 Stock Incentive Plan and the 1998 Stock Option Plan. The Company accounts for those plans under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," for the three months ended March 31, 2004 and 2003:

|  |  | Three months ended March 31, | |
| --- | --- | --- | --- |
|  |  | 2004 | 2003 |
|  |  | (In thousands, except per share amounts) | |
| Net income, as reported |  | $27,165 | $39,148 |
| Deduct: Stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects |  | (189) | (147) |
| Pro forma net income |  | $26,976 | $39,001 |
| Basic earnings per share: | As reported | $0.35 | $0.51 |
|  | Pro forma | 0.35 | 0.50 |
| Diluted earnings per share: | As reported | $0.35 | $0.50 |
|  | Pro forma | 0.35 | 0.50 |

## NOTE 2 – LOANS

The composition of the loan portfolio by collateral type as of the dates indicated was as follows:

| | March 31, | | December 31, |
| | 2004 | 2003 | 2003 |
|---|---|---|---|
| | | (In thousands) | |
| Commercial and agricultural | $728,320 | $706,747 | $743,286 |
| Consumer and installment | 495,301 | 610,082 | 533,755 |
| Real estate mortgage: | | | |
|   1-4 Family | 2,066,452 | 2,048,346 | 1,992,252 |
|   Other | 2,741,956 | 2,612,103 | 2,746,463 |
| Lease financing | 229,778 | 299,440 | 227,918 |
| Other | 22,998 | 28,815 | 23,583 |
|    Total | $6,284,805 | $6,305,533 | $6,267,257 |

The following table presents information concerning non-performing loans as of the dates indicated:

| | March 31, | December 31, |
| | 2004 | 2003 |
|---|---|---|
| | (In thousands) | |
| Non-accrual loans | $16,410 | $18,139 |
| Loans 90 days or more past due | 19,392 | 30,634 |
| Restructured loans | 3,954 | 2,659 |
| Total non-performing loans | $39,756 | $51,432 |

## NOTE 3 – ALLOWANCE FOR CREDIT LOSSES

The following table summarizes the changes in the allowance for credit losses for the periods indicated:

| | Three months ended March 31, | | Year ended December 31, |
| | 2004 | 2003 | 2003 |
|---|---|---|---|
| | | (In thousands) | |
| Balance at beginning of period | $92,112 | $87,875 | $87,875 |
| Provision charged to expense | 4,015 | 6,522 | 25,130 |
| Recoveries | 1,356 | 963 | 3,848 |
| Loans charged off | (6,156) | (5,760) | (24,741) |
| Balance at end of period | $91,327 | $89,600 | $92,112 |

## NOTE 4 – PER SHARE DATA

The computation of basic earnings per share is based on the weighted average number of common shares outstanding.  The computation of diluted earnings per share is based on the weighted average number of common shares outstanding plus the shares resulting from the assumed exercise of all outstanding stock options using the treasury stock method.

The following table provides a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations for the periods shown:

| | Three Months Ended March 31, | | | | | |
| | 2004 | | | 2003 | | |
| | Income (Numerator) | Shares (Denominator) | Per Share Amount | Income (Numerator) | Shares (Denominator) | Per Share Amount |
|---|---|---|---|---|---|---|
| **Basic EPS** | (In thousands, except per share amounts) | | | | | |
| Income available to common shareholders | $27,165 | 77,667 | $0.35 | $39,148 | 77,426 | $0.51 |
| Effect of dilutive stock options | - | 456 | | - | 431 | |
| **Diluted EPS** | | | | | | |
| Income available to common shareholders plus assumed exercise | $27,165 | 78,123 | $0.35 | $39,148 | 77,857 | $0.50 |

## NOTE 5 – COMPREHENSIVE INCOME

The following table presents the components of other comprehensive income and the related tax effects allocated to each component for the periods indicated:

| | Three months ended March 31, | | | | | |
| | 2004 | | | 2003 | | |
| | Before tax amount | Tax (expense) benefit | Net of tax amount | Before tax amount | Tax (expense) benefit | Net of tax amount |
|---|---|---|---|---|---|---|
| Unrealized gains on securities: | (In thousands) | | | | | |
| Unrealized gains (losses) arising during holding period | $21,945 | ($8,394) | $13,551 | $2,009 | ($768) | $1,241 |
| Less: Reclassification adjustment for net (gains) losses realized in net income | (406) | 155 | (251) | (13,455) | 5,147 | (8,308) |
| Other comprehensive income (loss) | $21,539 | ($8,239) | $13,300 | ($11,446) | $4,379 | ($7,067) |
| Net income | | | 27,165 | | | 39,148 |
| Comprehensive income | | | $40,465 | | | $32,081 |

## NOTE 6 – JUNIOR SUBORDINATED DEBT SECURITIES

On January 28, 2002, the Company issued $128,866,000 in 8.15% Junior Subordinated Debt Securities to BancorpSouth Capital Trust I (the "Trust"), a business trust. The Trust used the proceeds from the issuance of five million shares of 8.15% trust preferred securities, $25 face value per share, to acquire the 8.15% Junior Subordinated Debt Securities. Both the Junior Subordinated Debt Securities and the trust preferred securities mature on January 28, 2032 and are callable at the option of the Company after January 28, 2007. The net proceeds to the Company from the issuance of its Junior Subordinated Debt Securities to the Trust were used for general corporate purposes, including repurchase of shares of the Company's outstanding common stock. Prior to December 31, 2003, the accounts of the Trust were included in the consolidated financial statements of the Company. Pursuant to the Company's adoption of the transition guidance of FIN 46R for investments in special-purpose entities, the Company deconsolidated the Trust from its financial statements as of December 31, 2003.

## NOTE 7 – GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in the carrying amount of goodwill for the three months ended March 31, 2004 were as follows:

| | Community Banking | General Corporate and Other | Total |
|---|---|---|---|
| | | (In thousands) | |
| Balance as of December 31, 2003 | $33,284 | $26,387 | $59,671 |
| Goodwill acquired during the period | - | - | - |
| Balance as of March 31, 2004 | $33,284 | $26,387 | $59,671 |

The following table presents information regarding the components of the Company's identifiable intangible assets for the dates indicated:

| | As of March 31, 2004 | | As of December 31, 2003 | |
|---|---|---|---|---|
| | Gross Carrying Amount | Accumulated Amortization | Gross Carrying Amount | Accumulated Amortization |
| Amortized intangible assets: | (In thousands) | | | |
| Core deposit intangibles | $11,549 | $6,018 | $11,549 | $5,661 |
| Customer relationship intangibles | 21,702 | 3,227 | 21,702 | 2,438 |
| Mortgage servicing rights (MSRs) | 91,937 | 44,129 | 90,790 | 41,115 |
| Total | $125,188 | $53,374 | $124,041 | $49,214 |
| | | | | |
| Unamortized intangible assets: | | | | |
| Trade names | $688 | $ - | $688 | $ - |

| | Three months ended March 31, | |
|---|---|---|
| | 2004 | 2003 |
| Aggregate Amortization Expense for: | (In thousands) | |
| Core deposit intangibles | $357 | $377 |
| Customer relationship intangibles | 789 | 70 |
| Mortgage servicing rights (MSRs) | 3,014 | 848 |
| Total | $4,160 | $1,295 |

At March 31, 2004 and December 31, 2003, aggregate impairment for mortgage servicing rights was approximately $19,219,000 and approximately $17,209,000, respectively.

The following table presents information regarding estimated amortization expense on the Company's amortizable identifiable intangible assets for the year ended December 31, 2004, and the succeeding four years:

| | Core Deposit Intangibles | Customer Relationship Intangibles | Mortgage Servicing Rights | Total |
|---|---|---|---|---|
| Estimated Amortization Expense: | | (In thousands) | | |
| For year ended December 31, 2004 | $1,372 | $2,919 | $10,200 | $14,491 |
| For year ended December 31, 2005 | 1,280 | 2,502 | 8,100 | 11,882 |
| For year ended December 31, 2006 | 1,197 | 2,152 | 6,500 | 9,849 |
| For year ended December 31, 2007 | 1,113 | 1,858 | 5,200 | 8,171 |
| For year ended December 31, 2008 | 851 | 1,640 | 4,200 | 6,691 |

## NOTE 8 – PENSION AND OTHER POSTRETIREMENT BENEFITS

The following table presents the components of net periodic benefit cost for the periods indicated:

| | Pension Benefits | | Other Benefits | |
|---|---|---|---|---|
| | Three months ended March 31, | | Three months ended March 31, | |
| | 2004 | 2003 | 2004 | 2003 |
| | (In thousands) | | | |
| Service cost | $1,298 | $1,164 | $ - | $ - |
| Interest cost | 1,074 | 1,040 | 41 | 58 |
| Expected return on assets | (1,124) | (843) | - | - |
| Amortization of unrecognized transition amount | 5 | 5 | - | - |
| Recognized prior service cost | 79 | 79 | 198 | 198 |
| Recognized net loss | 231 | 225 | - | - |
| Net periodic benefit cost | $1,563 | $1,670 | $239 | $256 |

## NOTE 9 – RECENT PRONOUNCEMENTS

No recently issued accounting pronouncements were adopted by the Company during the first quarter of 2004.

## NOTE 10 - SEGMENT REPORTING

The Company's principal activity is community banking, which includes providing a full range of deposit products, commercial loans and consumer loans. The general corporate and other operating segment includes leasing, mortgage lending, trust services, credit card activities, insurance services, investment services and other activities not allocated to community banking.

Results of operations and selected financial information by operating segment for the three months ended March 31, 2004 and 2003 were as follows:

|  | Community Banking | General Corporate and Other | Total |
|---|---|---|---|
|  |  | (In thousands) |  |
| **Three Months Ended March 31, 2004** |  |  |  |
| **Results of Operations** |  |  |  |
| Net interest revenue | $75,308 | $8,174 | $83,482 |
| Provision for credit losses | 3,621 | 394 | 4,015 |
| Net interest revenue after provision for credit losses | 71,687 | 7,780 | 79,467 |
| Noninterest revenue | 25,254 | 20,786 | 46,040 |
| Noninterest expense | 52,003 | 34,003 | 86,006 |
| Income before income taxes | 44,938 | (5,437) | 39,501 |
| Income taxes | 14,034 | (1,698) | 12,336 |
| Net income | $30,904 | ($3,739) | $27,165 |
| **Selected Financial Information** |  |  |  |
| Total assets (at end of period) | $8,928,172 | $1,654,257 | $10,582,429 |
| Depreciation & amortization | 5,165 | 676 | 5,841 |
|  |  |  |  |
| **Three Months Ended March 31, 2003** |  |  |  |
| **Results of Operations** |  |  |  |
| Net interest revenue | $79,371 | $10,773 | $90,144 |
| Provision for credit losses | 6,042 | 480 | 6,522 |
| Net interest revenue after provision for credit losses | 73,329 | 10,293 | 83,622 |
| Noninterest revenue | 34,857 | 17,452 | 52,309 |
| Noninterest expense | 51,001 | 25,915 | 76,916 |
| Income before income taxes | 57,185 | 1,830 | 59,015 |
| Income taxes | 19,251 | 616 | 19,867 |
| Net income | $37,934 | $1,214 | $39,148 |
| **Selected Financial Information** |  |  |  |
| Total assets (at end of period) | $8,649,808 | $1,685,201 | $10,335,009 |
| Depreciation & amortization | 5,893 | 636 | 6,529 |

## ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL  CONDITION AND RESULTS OF OPERATIONS.

## OVERVIEW

BancorpSouth, Inc. (the "Company") is a regional bank holding company with approximately $10.6 billion in assets and is headquartered in Tupelo, Mississippi.  BancorpSouth Bank (the "Bank"), the Company's banking subsidiary, has commercial banking operations in Mississippi, Tennessee, Alabama, Arkansas, Texas and Louisiana.  The Bank and its consumer finance, credit insurance, insurance agency and brokerage subsidiaries provide commercial banking, leasing, mortgage origination and servicing, insurance, brokerage and trust services to corporate customers, local governments, individuals and other financial institutions through an extensive network of branches and offices.

Management's discussion and analysis provides a narrative discussion of the Company's financial condition and results of operations of the Company.  For a complete understanding of the following discussion, you should refer to the unaudited consolidated condensed financial statements for the periods ended March 31, 2004 and 2003 found in "Item 1. Financial Statements" of this report.  This discussion and analysis is based on reported financial information; and certain amounts for prior periods have been reclassified to conform with the current financial statement presentation.  Additional information is provided to enhance comparability of financial information between periods and to provide a better understanding of the Company's continuing operations.

As a financial services company, the financial condition and operating results of the Company are heavily influenced by economic trends in the nation and its markets specifically.  Most of the revenue of the Company is derived from its principal operating subsidiary, the Bank. The financial condition and operating results of the Bank are affected by the level and volatility of interest rates on loans, investment securities, deposits and other borrowed funds, and the impact of economic downturns on loan demand and creditworthiness of existing borrowers. The financial services industry is highly competitive and heavily regulated. The Company's success depends on its ability to compete aggressively within its markets while maintaining sufficient asset quality and cost controls to generate net income.

The table below summarizes the Company's net income, net income per share, return on average assets and return on average shareholders' equity for the three months ended March 31, 2004 and 2003. These amounts and ratios are key indicators of the Company's financial performance.

| (Dollars in thousands, except per share amounts) | Three months ended March 31, | | % Change |
| | 2004 | 2003 | |
| --- | --- | --- | --- |
| Net income | $27,165 | $39,148 | (30.61) % |
| Net income per share:    Basic | $0.35 | $0.51 | (31.37) % |
|                         Diluted | $0.35 | $0.50 | (30.00) % |
| Return on average assets (annualized) | 1.05% | 1.56% | (32.69) % |
| Return on average shareholders' equity (annualized) | 12.59% | 19.46% | (35.30) % |

The decline in net income for the first quarter of 2004 when compared to the first quarter of 2003 is attributable to several factors. The Company's primary source of revenue is the amount of net interest revenue earned by the Bank. Net interest revenue is the difference between interest earned on loans and investments and interest paid on deposits and other obligations. The Company's net interest revenue has continued to be negatively impacted by the historically low interest rates of the current interest rate cycle and the absence of significant loan demand. The Company has been unable to completely offset the decline in asset yields with reduced funding costs in this low interest rate environment. Additionally, with decreased loan demand, the Company invested in various securities that traditionally provide lower yields than loans and the proceeds from maturing securities during the period were typically reinvested at lower yields than the maturing securities were earning. These factors combined to reduce the Company's net interest revenue to $83.48 million for the first quarter of 2004, a $6.66 million, or 7.39%, decrease from $90.14 million for the same period of 2003. In recent years the Company has taken steps to diversify its revenue stream by increasing its noninterest revenue from mortgage lending activities, insurance agency activities, brokerage and securities activities, and other bank related fees. While these efforts to diversify the Company's revenue have been successful in certain areas, the decrease in revenue from our mortgage lending activities for the first quarter of 2004 and the significant securities gains reported in the first quarter of 2003 combined to reduce noninterest revenue for the first quarter of 2004 to $46.04 million, down from $52.31 million for the first quarter of 2003. Improved asset quality allowed the Company to reduce its provision for credit losses for the first quarter of 2004 to $4.02 million, a 38.44% decrease from $6.52 million from the first quarter of 2003. Noninterest expense totaled $86.01 million for the first quarter of 2004 compared to $76.92 million for the first quarter of 2003, an increase of 11.82%. This increase was primarily related to increased salaries and employee benefits. The major components of net income are discussed in more detail in the various sections that follow.

## Critical Accounting Policies

During the three months ended March 31, 2004, there was no significant change in the Company's critical accounting policies and no significant change in the application of critical accounting policies as presented in the Company's Annual Report on Form 10-K for the year ended December 31, 2003.

## RESULTS OF OPERATIONS

## Net Interest Revenue

Net interest revenue is the difference between interest revenue earned on assets, such as loans, leases and securities, and interest expense paid on liabilities, such as deposits and borrowings, and continues to provide the Company with its principal source of revenue. Net interest revenue is affected by the general level of interest rates, changes in interest rates and by changes in the amount and composition of interest earning assets and interest bearing liabilities. The Company's long-term objective is to manage those assets and liabilities to maximize net interest revenue, while balancing interest rate, credit, liquidity and capital risks. For purposes of the following discussion, revenue from tax-exempt loans and investment securities has been adjusted to a fully taxable equivalent basis, using an effective tax rate of 35%.

Net interest revenue was $85.91 million for the three months ended March 31, 2004, compared to $92.87 million for the same period in 2003, representing a decrease of $6.96 million, or 7.50%. The decline in net interest revenue for the first quarter primarily reflects the inability to reduce funding costs enough to offset falling asset yields.

Interest revenue decreased $14.80 million, or 10.54%, to $125.61 million for the three months ended March 31, 2004 from $140.41 million for the three months ended March 31, 2003. While average interest earning assets increased by $179.96 million, or 1.90%, to $9.67 billion for the first quarter of 2004 from $9.49 billion for the first quarter of 2003, this increase was more than offset by a decrease of 78 basis points in the yield of those assets to 5.22% for the first quarter of 2004 from 6.00% for the first quarter of 2003, resulting in a decrease in interest revenue.

Interest expense decreased $7.84 million, or 16.48%, to $39.70 million for the three months ended March 31, 2004 from $47.54 million for the three months ended March 31, 2003. While average interest bearing liabilities increased $64.35 million, or 0.79%, to $8.23 billion for the first quarter of 2004 from $8.16 billion for the first quarter of 2003, this increase in the amount of interest bearing liabilities was more than offset by a decrease of 42 basis points in the average rate paid on those liabilities to 1.94% for the first quarter of 2004 from 2.36% for the first quarter of 2003.

The relative performance of the Company's lending and deposit-raising functions is frequently measured by two calculations – net interest margin and net interest rate spread. Net interest margin is determined by dividing fully taxable equivalent net interest revenue by average earning assets. Net interest rate spread is the difference between the average fully taxable equivalent yield earned on interest earning assets and the average rate paid on interest bearing liabilities. Net interest margin is generally greater than the net interest rate spread because of the additional income earned on those assets funded by noninterest bearing liabilities.

Net interest margin for the first quarter of 2004 and 2003 was 3.57% and 3.97%, respectively, representing a decrease of 40 basis points. Net interest rate spread for the first quarter of 2004 was 3.28%, a decrease of 36 basis points from 3.64% for the same period of 2003. The decrease in net interest margin and net interest rate spread was primarily a result of  the larger decline in the average rate earned on interest earning assets, from 6.00% for the first quarter of 2003 to 5.22% for the first quarter of 2004, than the decrease in the average rate paid on interest bearing liabilities from 2.36% for the first quarter of 2003 to 1.94% for the first quarter of 2004. The earning asset yield decrease was a result of reduced loan activity and a lower yielding investment portfolio. The absence of significant loan demand was attributable to the economic environment in both our regional and national markets. With decreased demand for loans, the Company invested in various securities that traditionally provide lower yields than loans, and because of the continued lower prevailing interest rates, proceeds from maturing securities were typically reinvested at lower yields than the maturing securities were earning.

## Provision for Credit Losses and Allowance for Credit Losses

The provision for credit losses is the annual cost of providing an allowance or reserve for estimated probable losses on loans. The Company employs a systematic methodology for determining its allowance for credit losses that considers both qualitative and quantitative factors and requires that management make material estimates and assumptions that are particularly susceptible to significant change. Some of the quantitative factors considered by the Company include loan growth, changes in the size, characteristics and composition of the loan portfolio, net charge-offs, changes in nonperforming and past due loans, historical loan loss experience, delinquencies, management's assessment of loan portfolio quality, the value of collateral, concentrations of loans to specific borrowers or industries and other factors. Some of the qualitative factors that the Company considers include existing general economic conditions, the existing risks of individual loans and other factors.

The allowance for credit losses for commercial loans is based principally upon the Company's loan classification system. The Company has a disciplined approach for assigning credit ratings and classifications to individual credits. Each credit is assigned a grade by the appropriate loan officer, which serves as a basis for the credit analysis of the entire portfolio. The grade assigned considers the borrower's creditworthiness, collateral values, cash flows and other factors. An independent loan review department is responsible for reviewing the credit rating and classification of individual credits and assessing trends in the portfolio, adherence to internal credit policies and procedures and other factors that may affect the overall adequacy of the allowance. The loan review department is supplemented by regulatory agencies that provide an additional level of review. The loss factors assigned to each classification are based upon the attributes (loan to collateral values, borrower creditworthiness, etc.) of the loans typically assigned to each grade. Management periodically reviews the loss factors assigned in light of the general economic environment and overall condition of the loan portfolio and modifies the loss factors assigned to each classification as it deems appropriate. The allowance for credit losses for the consumer loan portfolio is based upon delinquencies and historic loss rates. The overall allowance generally includes a component representing the results of other analyses intended to ensure that the allowance is adequate to cover other probable losses inherent in the portfolio. This component considers analyses of changes in credit risk resulting from the differing underwriting criteria in acquired loan portfolios, industry concentrations, changes in the mix of loans originated, overall credit criteria and other economic indicators.

The provision for credit losses and net charge-offs at March 31, 2004 and 2003 are shown in the following table:

|  | March 31, | | |
|---|---|---|---|
|  | 2004 | 2003 | % Change |
|  | (Dollars in thousands) | | |
| Provision for credit losses | $4,015 | $6,522 | (38.44) % |
| Net charge-offs | $4,800 | $4,797 | 0.06 % |
| Net charge-offs as a percentage of average loans (annualized) | 0.31% | 0.30% | 3.33 % |
| Allowance for credit losses as a percentage of loans outstanding at period end | 1.46% | 1.43% | 2.10 % |

The provision for credit losses at March 31, 2004 decreased 38.44% from the provision for credit losses at March 31, 2003. As a result of the Company's focus on strong credit quality, the provision for credit losses was reduced while the allowance for credit losses as a percentage of loans remained consistent with that of prior periods. The Company's exposure to losses from indirect automobile sales financing and certain higher risk consumer loans also continues to diminish as that portfolio of loans totaled $48.35 million at March 31, 2004, $59.17 million at December 31, 2003 and $95.65 million at March 31, 2003. The Company's allowance for credit losses as a percentage of loans outstanding at March 31, 2004 was 1.46%, at December 31, 2003 was 1.48% and at March 31, 2003 was 1.43%.

The allocation of allowance by loan category is based, in part, on evaluations of specific loans' past histories and on economic conditions within specific industries or geographical areas. Accordingly, because all of these conditions are subject to change, the allocation is not necessarily indicative of the breakdown of any future allowance or losses. The following table presents the allocation of the allowance for credit losses by loan category and the percentage of total loans for each category in the loan portfolio for the dates indicated:

|  | March 31, | | | | December 31, | |
|  | 2004 | | 2003 | | 2003 | |
|  | Allowance for Credit Losses | % of Total Loans | Allowance for Credit Losses | % of Total Loans | Allowance for Credit Losses | % of Total Loans |
| --- | --- | --- | --- | --- | --- | --- |
|  | (Dollars in thousands) | | | | | |
| Commercial and agricultural | $10,338 | 11.59% | $10,447 | 11.21% | $12,116 | 11.86% |
| Consumer and installment | 10,528 | 7.88% | 12,254 | 9.68% | 10,311 | 8.52% |
| Real estate mortgage | 67,416 | 76.51% | 62,890 | 73.90% | 66,161 | 75.61% |
| Lease financing | 2,952 | 3.66% | 3,339 | 4.75% | 2,758 | 3.64% |
| Other | 93 | 0.36% | 670 | 0.46% | 766 | 0.37% |
| Total | $91,327 | 100.00% | $89,600 | 100.00% | $92,112 | 100.00% |

The following table provides an analysis of the allowance for credit losses for the periods indicated:

|  | Three months ended March 31, | | Year ended December 31, |
|  | 2004 | 2003 | 2003 |
| --- | --- | --- | --- |
|  | (Dollars in thousands) | | |
| Balance, beginning of period | $92,112 | $87,875 | $87,875 |
| Loans charged off: | | | |
| Commercial and agricultural | (2,067) | (1,486) | (7,681) |
| Consumer & installment | (2,859) | (2,630) | (11,895) |
| Real estate mortgage | (1,230) | (1,636) | (4,686) |
| Lease financing | - | (43) | (479) |
| Total loans charged off | (6,156) | (5,795) | (24,741) |
| Recoveries: | | | |
| Commercial and agricultural | 567 | 222 | 834 |
| Consumer & installment | 559 | 632 | 2,140 |
| Real estate mortgage | 225 | 138 | 865 |
| Lease financing | 5 | 6 | 9 |
| Total recoveries | 1,356 | 998 | 3,848 |
| Net charge-offs | (4,800) | (4,797) | (20,893) |
| Provision charged to operating expense | 4,015 | 6,522 | 25,130 |
| Balance, end of period | $91,327 | $89,600 | $92,112 |
| Average loans for period | $6,227,264 | $6,347,818 | $6,276,805 |
| Ratios: | | | |
| Net charge-offs to average loans-annualized | 0.31% | 0.30% | 0.33% |

## Noninterest Revenue

The components of noninterest revenue for the quarters ended March 31, 2004 and 2003 and the percentage change are shown in the following table:

|  | Three months ended March 31, | | % Change |
|---|---|---|---|
|  | 2004 | 2003 |  |
|  | (Dollars in thousands) | | |
| Mortgage lending | ($1,141) | $4,854 | NM % |
| Service charges | 14,318 | 13,654 | 4.86 |
| Life insurance premiums | 562 | 961 | (41.52) |
| Trust income | 1,686 | 1,486 | 13.46 |
| Securities gains, net | 618 | 13,556 | (95.44) |
| Insurance commissions | 14,458 | 6,387 | 126.37 |
| Other | 15,539 | 11,411 | 36.18 |
| Total noninterest revenue | $46,040 | $52,309 | (11.98) % |

NM = not meaningful

The Company's revenue from mortgage lending decreased during the first quarter of 2004 when compared to the first quarter of 2003. The Company's revenue from mortgage lending typically fluctuates as interest rates change and is primarily attributable to two activities, origination of new mortgage loans and servicing mortgage loans. The Company's normal practice is to generate mortgage loans, sell them in the secondary market and retain the mortgage servicing rights ("MSRs") to the loans sold.

The mortgage origination process generates loan origination fees and net gains or losses from the sale of the mortgage loans originated, which is also referred to as secondary marketing. These activities produced revenue of $1.71 million and $3.91 million for the quarters ended March 31, 2004 and 2003, respectively. Of the revenue from the origination process, the sale of mortgage loans resulted in a net loss of $258,000 for the first quarter of 2004 and a net gain of $139,000 for the first quarter of 2003. Historically, origination volumes have varied as mortgage interest rates have changed. Rising mortgage interest rates have generally resulted in a decrease in the volume of originations, while falling mortgage interest rates have generally resulted in an increased volume of originations. The Company originated mortgage loans totaling $149.78 million during the first quarter of 2004, down from $302.38 million for the first quarter of 2003. Low mortgage loan interest rates during 2003 resulted in record levels of mortgage loan originations for the Company in 2003.

Revenue from the mortgage servicing process includes fees from the actual servicing of loans and the recognition of changes in the valuation of the Company's MSRs. MSRs are carried as an asset at the lower of the capitalized amount, net of accumulated amortization, or fair value. MSRs are amortized in proportion to, and over the period of, the estimated net servicing income. This amortization is recognized as a reduction of servicing revenue. MSRs are also periodically evaluated for impairment based on the excess of the carrying amount of the mortgage servicing rights over their fair value. If temporary impairment exists, a valuation allowance is established for any excess of amortized cost over the current fair value through a charge to income. If the Company later determines that all or a portion of the temporary impairment no longer exists, a reduction of the valuation allowance may be recorded as an increase to servicing revenue.

The Company does not hedge the value of its MSRs and is susceptible to significant fluctuations in its value in changing interest rate environments. When mortgage interest rates decline, refinancing of home mortgages typically accelerates and the value of the Company's MSRs typically declines as the expected lives of the underlying mortgages shorten. When mortgage interest rates are rising, refinancing of home mortgages typically decline and the value of the Company's MSRs typically increases as the expected lives of the underlying mortgages lengthen. The servicing process generated a loss of $2.85 million for the first quarter of 2004 versus revenue of $940,000 for the first quarter of 2003. The fluctuation in servicing revenue is primarily a result of changes in the valuation of capitalized MSRs. Changing mortgage interest rates during the periods resulted in impairment expense of $2.31 million in the first quarter of 2004, and the recovery of previously recorded impairment expense of $815,000 in the first quarter of 2003.

Service charges on deposit accounts increased for the first quarter of 2004 when compared to the first quarter of 2003 because of higher volumes of items processed, growth in the number of deposit accounts, rate increases and expansion of overdraft privileges to depositors. Life insurance premium revenue decreased 41.52% for the first quarter of 2004 when compared to the first quarter of 2003 as a result of a reduced emphasis toward selling credit life insurance products. The Company expects this trend of declining life insurance premium revenue to continue. Trust income increased 13.46% for the first quarter of 2004 as a result of increases in the value of assets under care (either managed or in custody).

Net security gains of approximately $618,000 were reported in the first quarter of 2004 compared to net security gains of $13.56 million for the first quarter of 2003. Net securities gains in the first quarter of 2003 were primarily from the sale of approximately $720 million in intermediate term securities pursuant to our efforts to manage the interest rate sensitivity of the Company's assets and liabilities. Insurance commissions grew 126.37% to $14.46 million when comparing the first quarter of 2004 to the first quarter of 2003. This growth is primarily a result of the acquisition of Wright and Percy Insurance, in the second quarter of 2003 and the acquisition of Ramsey, Krug, Farrell & Lensing, Inc. in the third quarter of 2003. The acquisition of these two insurance agencies added approximately $8.33 million in property and casualty insurance commission revenue during the first quarter of 2004. The Company plans to continue to expand the products and services offered by its insurance agencies.

Other noninterest revenue for the first quarter of 2004 included a gain of $2.37 million from the sale of student loans originated by the Company compared to a $2.41 million gain for such sales in the first quarter of 2003. Other noninterest revenue for the first quarter of 2004 also included $3.15 million in insurance proceeds as partial reimbursement for prior litigation settlements and related costs and expenses.

## Noninterest Expense

The components of noninterest expense for the quarters ended March 31, 2004 and 2003 and the percentage change are shown in the following table:

|  | Three months ended March 31, | | |
|---|---|---|---|
|  | 2004 | 2003 | % Change |
|  | (Dollars in thousands) | | |
| Salaries and employee benefits | $50,036 | $42,754 | 17.03 % |
| Occupancy, net of rental income | 5,956 | 5,580 | 6.74 |
| Equipment | 5,460 | 6,003 | (9.05) |
| Telecommunications | 1,838 | 1,860 | (1.18) |
| Other | 22,716 | 20,719 | 9.64 |
| Total noninterest expense | $86,006 | $76,916 | 11.82 % |

Salaries and employee benefits expense for the first quarter of 2004 increased when compared to the first quarter of 2003 primarily as a result of salaries and commissions of employees of the two insurance agencies acquired during 2003 and the hiring of employees to staff the banking locations added during 2003. Occupancy expense increased 6.74% principally because of additional locations and facilities opened since March 31, 2003 and the insurance agency acquisitions previously discussed. Equipment expense and telecommunications expense reflected decreases in the first quarter of 2004 when compared to the first quarter of 2003 as the Company continues to focus on controlling these expenses. Other noninterest expense increased 9.64% for the first quarter of 2004 when compared to the first quarter of 2003. Increased marketing-related expenses and amortization of intangibles were the most notable causes of this increase.

## Income Tax

Income tax expense was $12.34 million and $19.87 million for the first quarter of 2004 and 2003, respectively, representing a decrease of 37.91%. The decrease is primarily a result of a 33.07% decrease in before-tax income. The effective tax rates for the first quarter of 2004 and 2003 were 31.23% and 33.66%, respectively.

## FINANCIAL CONDITION

### Earning Assets

The percentage of earning assets to total assets measures the effectiveness of management's efforts to invest available funds into the most efficient and profitable uses. Earning assets at March 31, 2004 were $9.79 billion, or 92.54% of total assets, compared with $9.47 billion, or 91.86% of total assets, at December 31, 2003.

The securities portfolio is used to make various term investments, to provide a source of liquidity and to serve as collateral to secure certain types of deposits. Held-to-maturity securities at March 31, 2004 were $1.32 billion, compared with $1.09 billion at the end of 2003, a 20.89% increase. Available-for-sale securities were $1.91 billion at March 31, 2004, compared to $1.99 billion at December 31, 2003, a 4.17% decrease.

The Bank's loan portfolio makes up the single largest component of the Company's earning assets. The Bank's lending activities include both commercial and consumer loans. Loan originations are derived from a number of sources, including direct solicitation by the Bank's loan officers, real estate broker referrals, mortgage loan companies, current savers and borrowers, builders, attorneys, walk-in customers and, in some instances, other lenders. The Bank has established disciplined and systematic procedures for approving and monitoring loans that vary depending on the size and nature of the loan. Loans, net of unearned discount, totaled $6.25 billion at March 31, 2004, which represents a 0.32% increase from the December 31, 2003 total of $6.23 billion. We believe that the lack of significant loan growth is primarily attributable to the weak economic climate in both our regional and national economies. As previously mentioned, management also continued its strategy to reduce the Company's exposure to indirect automobile sales financing and certain high-risk consumer loans by allowing its portfolio of such loans to decline.

At March 31, 2004, the Company did not have any concentrations of loans in excess of 10% of total loans outstanding. Loan concentrations are considered to exist when there are amounts loaned to a multiple number of borrowers engaged in similar activities that would cause them to be similarly impacted by economic or other conditions. However, the Company does conduct business in a geographically concentrated area. Therefore, the ability of the Company's borrowers to repay loans is to some extent dependent upon the economic conditions prevailing in the Company's market area.

In the normal course of business, management becomes aware of possible credit problems in which borrowers exhibit potential for the inability to comply with the contractual terms of their loans, but which do not meet the criteria for disclosure as potential problem loans because management does not have serious doubt as to the borrowers' ability to comply with the loan terms. Historically, some of these loans are ultimately restructured or placed in non-accrual status.

Collateral for some of the Company's loans is subject to fair value evaluations that fluctuate with market conditions and other external factors. In addition, while the Company has certain underwriting obligations related to such evaluations from a review standpoint, evaluations of some real property and other collateral are dependent upon third party independent appraisers employed either by the Company's customers or as independent contractors of the Company.

The Company's policy provides that loans, other than installment loans, are generally placed on non-accrual status if, in management's opinion, payment in full of principal or interest is not expected, or when payment of principal or interest is more than 90 days past due, unless the loan is both well secured and in the process of collection. Non-performing loans were 0.64% of all loans outstanding at March 31, 2004 and 0.83% of all loans outstanding at December 31, 2003.

## Deposits and Other Interest Bearing Liabilities

Deposits originating within the communities served by the Bank continue to be the Company's primary source of funding its earning assets. The Company has been able to effectively compete for deposits in its primary market areas, which has resulted in the increases in deposits from December 31, 2003. Deposits totaled $8.88 billion at March 31, 2004 as compared to $8.60 billion at December 31, 2003, representing a 3.28% increase. Noninterest bearing demand deposits increased by $34.21 million, or 2.66%, to $1.32 billion at March 31, 2004 from $1.29 billion at December 31, 2003, while interest bearing demand, savings and time deposits increased $247.78 million, or 3.39%, to $7.56 billion at March 31, 2004 from $7.31 billion at December 31, 2003.

## Liquidity and Capital Resources

One of the Company's goals is to provide adequate funds to meet changes in loan demand or any potential increase in the normal level of deposit withdrawals. This goal is accomplished primarily by generating cash from operating activities and maintaining sufficient short-term liquid assets. These sources, coupled with a stable deposit base and a strong reputation in the capital markets, allow the Company to fund earning assets and maintain the availability of funds. Management believes that the Company's traditional sources of maturing loans and investment securities, sales of loans held for sale, cash from operating activities and a strong base of core deposits are adequate to meet the Company's liquidity needs for normal operations.

To provide additional liquidity, the Company utilizes short-term financing through the purchase of federal funds and securities lending arrangements. Further, the Company maintains a borrowing relationship with the Federal Home Loan Bank which provides liquidity to fund term loans with borrowings of matched or longer maturities.

If the Company's traditional sources of liquidity were constrained, the Company would be forced to pursue avenues of funding not typically used by the Company and the Company's net interest margin could be impacted negatively. The Company does utilize, among other tools, maturity gap tables, interest rate shock scenarios and an active asset and liability management committee to analyze, manage and plan asset growth and to assist in managing the Company's net interest margin and overall level of liquidity. The Company's approach to providing adequate liquidity has been successful in the past and management does not anticipate any near- or long-term changes to its liquidity strategies.

## Off-Balance Sheet Arrangements

In the ordinary course of business, the Company enters into various off-balance sheet commitments and other arrangements to extend credit that are not reflected in the consolidated condensed balance sheets of the Company. The business purpose of these off-balance sheet commitments is the routine extension of credit. While most of the commitments to extend credit are made at variable rates, included in these commitments are forward commitments to fund individual fixed-rate mortgage loans. These fixed-rate lending commitments expose the Company to risks associated with movements in interest rates. As a method to manage these risks, the Company also enters into forward commitments to sell individual fixed-rate mortgage loans. The Company also faces the risk of deteriorating credit quality of borrowers to whom a commitment to extend credit has been made; however, no significant credit losses are expected from these commitments and arrangements.

## Regulatory Requirements for Capital

The Company is required to comply with the risk-based capital guidelines established by the Board of Governors of the Federal Reserve System.  These guidelines apply a variety of weighting factors that vary according to the level of risk associated with the assets.  Capital is measured in two "Tiers": Tier I consists of common shareholders' equity and qualifying noncumulative perpetual preferred stock, less goodwill and certain other intangible assets; and Tier II consists of general allowance for losses on loans and leases, "hybrid" debt capital instruments and all or a portion of other subordinated capital debt, depending upon remaining term to maturity.  Total capital is the sum of Tier I and Tier II capital.  The Company's Tier I capital and total capital, as a percentage of total risk-adjusted assets, was 13.23% and 14.50%, respectively, at March 31, 2004.  Both ratios exceeded the required minimum levels for these ratios of 4% and 8%, respectively, for the period.  In addition, the Company's Tier 1 leverage capital ratio (Tier I capital divided by total assets, less goodwill) was 8.61% at March 31, 2004, compared to the required minimum leverage capital ratio of 4%.

The Federal Deposit Insurance Corporation's capital-based supervisory system for insured financial institutions categorizes the capital position for banks into five categories, ranging from well capitalized to critically undercapitalized.  For a bank to classify as "well capitalized," the Tier I risk-based capital, total risk-based capital and leverage capital ratios must be at least 6%, 10% and 5%, respectively.  The Bank met the criteria for the "well capitalized" category at March 31, 2004.

There are various legal and regulatory limits on the extent to which the Bank may pay dividends or otherwise supply funds to the Company.  In addition, federal and state regulatory agencies also have the authority to prevent a bank or bank holding company from paying a dividend or engaging in any other activity that, in the opinion of the agency, would constitute an unsafe or unsound practice.  The Company does not expect these limitations to cause a material adverse effect with regard to its ability to meet its cash obligations.

## Uses of Capital

The Company may pursue acquisition transactions of depository institutions and businesses closely related to banking which further the Company's business strategies.  The Company anticipates that a portion of the consideration for substantially all of these transactions, if any, would be shares of the Company's common stock; however, transactions involving only cash consideration or other forms of consideration may also be considered.

On April 23, 2003, the Company announced a stock repurchase program whereby the Company may acquire up 3.9 million shares of its common stock.  The shares may be purchased from time to time in the open market at prevailing market prices or in privately negotiated transactions during the period between May 1, 2003 and April 30, 2005.  The extent and time of any repurchase will depend on market conditions and other corporate considerations.  Repurchased shares will be held as authorized but unissued shares.  These authorized but unissued shares will be available for use in connection with the Company's stock option plans, other compensation programs, other transactions or for other corporate purposes as determined by the Company's Board of Directors.  As of March 31, 2004, 1,032,408 shares had been repurchased under this repurchase plan.  The Company will continue to evaluate additional share repurchases under the April 2003 plan.

Under the stock repurchase plans approved in 2001 and 2002 and the current repurchase plan approved in 2003, the Company had repurchased as of March 31, 2004 approximately 9.3 million shares of its common stock, or 11.1% of its outstanding shares at March 5, 2001.  The Company conducts its stock repurchase program by using funds received in the ordinary course of business.  The Company has not experienced, and does not expect to experience, a material effect on its capital resources or liquidity in connection with its stock repurchase program during the terms of the program.

 On January 28, 2002, the Company issued $128,866,000 in 8.15% in Junior Subordinated Debt Securities to BancorpSouth Capital Trust I (the "Trust"), a business trust.  The Trust used the proceeds from the issuance of 5.0 million shares of 8.15% trust preferred securities, $25 face value per share, to acquire the 8.15% Junior Subordinated Debt Securities.  Both the Junior Subordinated Debt Securities and the trust preferred securities mature on January 28, 2032, and are callable at the option of the Company after January 28, 2007.  The net proceeds to the Company from the issuance of its Junior Subordinated Debt Securities to the Trust were used for general corporate purposes, including the repurchase of shares of its outstanding common stock. Prior to December 31, 2003, the accounts of the Trust were included in the consolidated financial statements of the Company. Pursuant to the Company's adoption of the transition guidance of FIN 46R, "Consolidation of Variable Interest Entities," for investment in special-purpose entities, the Company deconsolidated the Trust from its financial statements as of December 31, 2003. The $125 million in trust preferred securities issued by the Trust qualify as Tier I capital under Federal Reserve Board guidelines. As a result of the issuance of FIN 46, the Federal Reserve Board is currently evaluating whether deconsolidation of entities such as the Trust will affect the qualification of the trust preferred securities as Tier I capital. The Company may prepay the Junior Subordinated Debt Securities, and in turn the trust preferred securities, at a prepayment price of 100% of the principal amount of these securities within 90 days of a determination by the Federal Reserve Board that trust preferred securities will no longer qualify as Tier I capital.

## Certain Litigation Contingencies

The Company and its subsidiaries are engaged in lines of business that are heavily regulated and involve a large volume of financial transactions with numerous customers through offices in six states. Although the Company and its subsidiaries have developed policies and procedures to minimize the impact of legal noncompliance and other disputes, litigation presents an ongoing risk.

During the past several years, a number of cases have been filed against some of the Company's subsidiaries generally alleging that loans were originated or renewed at a time or in a way that improperly increased the charges paid by the borrower and/or that the borrowers were charged fees or sold insurance products without appropriate disclosures or that were unnecessary under the particular circumstances. These actions tend to seek large amounts of actual and punitive damages for claims arising out of transactions that involve relatively small amounts of money. The Company has settled the majority of these cases filed against it, and no new cases of this nature have been filed against the Company since 2002. As partial reimbursement for these settlements and related litigation costs and expenses, the Company executed an agreement with its insurance carrier's companies, effective February 12, 2004, under which the Company received $3.15 million in insurance proceeds. This agreement resolves future coverage issues in favor of that carrier as to that carrier's policies with the Company.

The Company intends to vigorously defend each of the lawsuits that remain pending, and believes that it has meritorious defenses in these cases. Based on the Company's experience with similar cases, the Company does not believe that the pending lawsuits will have a material adverse effect on the Company's consolidated financial position or results of operations. Litigation is, however, inherently uncertain, and the Company cannot make assurances that it will prevail in any of these actions, nor can it estimate with reasonable certainty the amount of damages that it might incur. Similar claims brought against other companies in the Company's market area have resulted in large awards of actual and punitive damages.

Additionally, the Company and its subsidiaries are defendants in various other lawsuits arising out of the normal course of business, including claims against entities to which the Company is a successor as a result of business combinations. In the opinion of management, the ultimate resolutions of this category of claims should not have a material adverse effect on the Company's consolidated financial position or results of operations.

## ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

During the three months ended March 31, 2004, there were no significant changes to the quantitative and qualitative disclosures about market risks presented in the Company's Annual Report on Form 10-K for the year ended December 31, 2003.

## ITEM 4. CONTROLS AND PROCEDURES.

The Company, with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934) as of the end of the period covered by this report.  Based upon that evaluation and as of the end of the period covered by this report, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in timely alerting them to information required to be disclosed in its reports that the Company files or submits to the Securities and Exchange Commission under the Securities Exchange Act of 1934. There have been no changes in the Company's internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.


**PART II**
**OTHER INFORMATION**


## ITEM 5.  OTHER INFORMATION

The State Tax Commission of the State of Mississippi is auditing the Bank's state income tax returns for the tax years 1998-2001.  In connection with this audit, the state may seek to assess additional income taxes against the Bank, and under certain circumstances, interest and penalties.  No official assessment of additional tax has been made, and the Company believes that the amount of any assessment would not have a material effect on the financial position of the Bank or the Company but may adversely affect earnings in the period in which any additional assessment may be recorded.  The Company intends to contest any additional tax assessment that the state may seek to impose.

## ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K.

(a)      Exhibits

(3.1)      Restated Articles of Incorporation of the Company  (filed as Exhibit 3.1 to the Company's Registration Statement on Form S-4 (Registration No. 33-88274) filed on January 6, 1995, and incorporated herein by reference).

(3.2)      Amendment to Restated Articles of Incorporation of the Company (filed as Exhibit 3.2 to the Company's Registration Statement on Form S-4 (Registration No. 33-88274) filed on January 6, 1995, and incorporated herein by reference).

(3.3)      Amended and Restated Bylaws of the Company (filed as Exhibit 3(b) to the Company's Annual Report on Form 10-K for the year ended December 31, 1998 (file No. 1-12991) and incorporated herein by reference).

(3.4)      Amendment to Amended and Restated Bylaws (filed as Exhibit 3(c) to the Company's Annual Report on Form 10-K for the year ended December 31, 2000 (file No. 1-12991) and incorporated herein by reference).

(4.1)      Specimen Common Stock Certificate (filed as Exhibit 4 to the Company's Annual Report on Form 10-K for the year ended December 31, 1994 (file number 0-10826) and incorporated herein by reference).

(4.2)      Rights Agreement, dated as of April 24, 1991, including as Exhibit A the forms of Rights Certificate and of Election to Purchase and as Exhibit B the summary of Rights to Purchase Common Shares (filed as Exhibit 1 to the Company's registration statement on Form 8-A filed April 24, 1991 and incorporated herein by reference).

(4.3)      First Amendment to Rights Agreement, dated as of March 28, 2001 (filed as Exhibit 2 to the Company's amended registration statement on Form 8-A/A filed March 28, 2001 and incorporated herein by reference).

(4.4)      Junior Subordinated Indenture (filed as Exhibit 4.8 to the Company's Current Report on Form 8-K filed on January 28, 2002 and incorporated herein by reference).

(4.5)      Second Amended and Restated Trust Agreement of BancorpSouth Capital Trust I (filed as Exhibit 4.13 to the Company's Current Report on Form 8-K filed on January 28, 2002 and incorporated herein by reference).

(4.6)      Trust Preferred Securities Guarantee Agreement relating to BancorpSouth Capital Trust I (filed as Exhibit 4.25 to the Company's Current Report on Form 8-K filed on January 28, 2002 and incorporated herein by reference).

(31.1)   Certification of the Chief Executive Officer of BancorpSouth, Inc. pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

(31.2)   Certification of the Chief Financial Officer of BancorpSouth, Inc. pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

(32.1)   Certification of the Chief Executive Officer of BancorpSouth, Inc. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(32.2)   Certification of the Chief Financial Officer of BancorpSouth, Inc. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(b)      Reports on Form 8-K

During the three months ended March 31, 2004, no current reports on Form 8-K were filed. A current report on Form 8-K was furnished on January 22, 2004, reporting information under Item 7. "Financial Statements and Exhibits," and Item 12. "Disclosure of Results of Operations and Financial Condition".

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BancorpSouth, Inc.
(Registrant)

DATE:  May 6, 2004                                    /s/ L. Nash Allen, Jr.
                                                      L. Nash Allen, Jr.
                                                      Treasurer and
                                                      Chief Financial Officer

# INDEX TO EXHIBITS

| Exhibit No. | Description |
| --- | --- |
| (3.1) | Restated Articles of Incorporation of the Company (filed as Exhibit 3.1 to the Company's Registration Statement on Form S-4 (Registration No. 33-88274) filed on January 6, 1995, and incorporated herein by reference). |
| (3.2) | Amendment to Restated Articles of Incorporation of the Company (filed as Exhibit 3.2 to the Company's Registration Statement on Form S-4 (Registration No. 33-88274) filed on January 6, 1995, and incorporated herein by reference). |
| (3.3) | Amended and Restated Bylaws of the Company (filed as Exhibit 3(b) to the Company's Annual Report on Form 10-K for the year ended December 31, 1998 (file No. 1-12991) and incorporated herein by reference). |
| (3.4) | Amendment to Amended and Restated Bylaws (filed as Exhibit 3(c) to the Company's Annual Report on Form 10-K for the year ended December 31, 2000 (file No. 1-12991) and incorporated herein by reference). |
| (4.1) | Specimen Common Stock Certificate (filed as Exhibit 4 to the Company's Annual Report on Form 10-K for the year ended December 31, 1994 (file number 0-10826) and incorporated herein by reference). |
| (4.2) | Rights Agreement, dated as of April 24, 1991, including as Exhibit A the forms of Rights Certificate and of Election to Purchase and as Exhibit B the summary of Rights to Purchase Common Shares (filed as Exhibit 1 to the Company's registration statement on Form 8-A filed April 24, 1991 and incorporated herein by reference). |
| (4.3) | First Amendment to Rights Agreement, dated as of March 28, 2001 (filed as Exhibit 2 to the Company's amended registration statement on Form 8-A/A filed March 28, 2001 and incorporated herein by reference). |
| (4.4) | Junior Subordinated Indenture (filed as Exhibit 4.8 to the Company's Current Report on Form 8-K filed on January 28, 2002 and incorporated herein by reference). |
| (4.5) | Second Amended and Restated Trust Agreement of BancorpSouth Capital Trust I (filed as Exhibit 4.13 to the Company's Current Report on Form 8-K filed on January 28, 2002 and incorporated herein by reference). |
| (4.6) | Trust Preferred Securities Guarantee Agreement relating to BancorpSouth Capital Trust I (filed as Exhibit 4.25 to the Company's Current Report on Form 8-K filed on January 28, 2002 and incorporated herein by reference). |
| (31.1) | Certification of the Chief Executive Officer of BancorpSouth, Inc. pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| (31.2) | Certification of the Chief Financial Officer of BancorpSouth, Inc. pursuant to Rule 13a-14 or 15d-14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| (32.1) | Certification of the Chief Executive Officer of BancorpSouth, Inc. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |
| (32.2) | Certification of the Chief Financial Officer of BancorpSouth, Inc. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |

**EXHIBIT 31.1**

**BANCORPSOUTH, INC.**
**CERTIFICATION PURSUANT TO RULE 13a-14 OR 15d-14 OF THE**
**SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AS ADOPTED**
**PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Aubrey B. Patterson, certify that:

1. I have reviewed this quarterly report on Form 10-Q of BancorpSouth, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date:   May 6, 2004


/s/ Aubrey B. Patterson
Aubrey B. Patterson
Chief Executive Officer

**EXHIBIT 31.2**

**BANCORPSOUTH, INC.**
**CERTIFICATION PURSUANT TO RULE 13a-14 OR 15d-14 OF THE**
**SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AS ADOPTED**
**PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, L. Nash Allen, Jr., certify that:

1.  I have reviewed this quarterly report on Form 10-Q of BancorpSouth, Inc.;

2.  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.  Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.  The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a)  Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b)  Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c)  Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.  The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a)  All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b)  Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date:     May 6, 2004

/s/ L. Nash Allen, Jr.
L. Nash Allen, Jr.
Chief Financial Officer

**EXHIBIT 32.1**

**BANCORPSOUTH, INC.**
**CERTIFICATION PURSUANT TO**
**18 U.S.C. SECTION 1350,**
**AS ADOPTED PURSUANT TO**
**SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**


In connection with the quarterly report on Form 10-Q for the quarter ended March 31, 2004, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), of BancorpSouth, Inc. (the "Company"), I, Aubrey B. Patterson, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)     The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2)     The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.


May 6, 2004                                          /s/   Aubrey B. Patterson
                                                     Aubrey B. Patterson
                                                     Chairman of the Board and
                                                     Chief Executive Officer

**EXHIBIT 32.2**

**BANCORPSOUTH, INC.**
**CERTIFICATION PURSUANT TO**
**18 U.S.C. SECTION 1350,**
**AS ADOPTED PURSUANT TO**
**SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the quarterly report on Form 10-Q for the quarter ended March 31, 2004, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), of BancorpSouth, Inc. (the "Company"), I, L. Nash Allen, Jr., Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)      The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2)      The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

May 6, 2004                                          /s/   L. Nash Allen, Jr.
                                                     L. Nash Allen, Jr.
                                                     Treasurer and Chief Financial Officer

**WALLER LANSDEN DORTCH & DAVIS, PLLC**
NASHVILLE CITY CENTER
511 UNION STREET, SUITE 2700
POST OFFICE BOX 198966
NASHVILLE, TENNESSEE  37219-8966
(615) 244-6380
FACSIMILE:  (615) 244-6804

May 7, 2004

**<u>VIA EDGAR</u>**
Securities and Exchange Commission
450 Fifth Street, N.W., Judiciary Plaza
Washington, D.C.  20549
Attention:  Filing Desk


Re:    BancorpSouth, Inc.
File No. 001-12991
Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2004


Ladies and Gentlemen:

On behalf of BancorpSouth, Inc. (the "Registrant"), I am transmitting electronically a quarterly report on Form 10-Q for the quarter ended March 31, 2004 (the "Report") for filing under the Securities Exchange Act of 1934.

If you have any questions pertaining to this filing, please call me at (615) 850-8586.


Sincerely,

/s/   David Wilson

David Wilson


Enclosures
cc:    The New York Stock Exchange, Inc.
L. Nash Allen, Jr.
Ralph W. Davis, Esq.